Mail Stop 4561

January 4, 2006

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

> **Re: Titanium Group Limited**
> **Registration Statement on Form S-1**
> **Amendment Filed December 9, 2005**
> **File No. 333-128302**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment. Despite your assertion that Circulars 11 and 29 do not affect investors who are not citizens of China, please expand your analysis to include a more detailed discussion of how the Circulars might affect your business and holdings of your investors.

2. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

   - The statements at the beginning of the third paragraph on page 10;
   - The last three sentences of the fourth paragraph on page 10;
   - The disclosure on page 14 regarding "industry-leading accuracy rates and performance";
   - The disclosure referencing "proven capabilities" in the last sentence of the paragraph immediately preceding the "Ti-Face" subsection (page 15);
   - The second sentence in the "Best Technology" subsection on page 17;
   - The statement on page 17 that ProAccess Face Attend "greatly improves payroll accuracy . . .";
   - The first sentence of the second paragraph of the "Consulting " subsection (page 21);
   - The disclosure in the final three sentences of the first paragraph of the "Competition" subsection (page 23);

Prospectus Summary, page 3

3. Explain why you believe the establishment of a BVI company to hold Titanium Technology would make it easier for the company to attract investment capital.

Risk Factors, page 4

4. In the introductory paragraph, clarify that you disclose all "material" risks here.

"We derive over half of our revenues . . .," page 5

5. We note your revisions to our prior comment 11. To the extent any of the four customers that comprised over 50% of your revenue for the year ended December 30, 2004 accounted for more than ten percent of your revenues in that period, identify those principal customers.

Determination of Offering Price, page 9

6. We note your revisions in response to our prior comment 16 yet you still do not explain why you determined to offer the securities at a discount to the exercise price of the outstanding common stock purchase warrants. Revise or advise.

Management's Discussion and Analysis, page 11

7. We reissue our prior comment 18. You should substantially expand your disclosure in this section to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation. In an effort to assist you in this regard, we refer you to the Commission's most recent MD&A interpretive guidance set forth in Release No. 33-8350 (December 29, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. For example, your introductory disclosure in this section should discuss key trends and events that have specifically affected your company in the past and the challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them. Your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance.

8. In response to our prior comment no. 22, you indicate that all discussions are presented in both US dollars and HK dollars. However, we note certain disclosures that do not contain information in the Company's reporting currency (HK$) (i.e., Summary Financial Information, Selected Financial Data, etc.). As previously requested, revise the filing to present all discussions in the reporting currency of the company's audited financial statements (i.e., HK$). The Staff will not take exception to presenting discussions in US$, in addition to HK$.

Grant and subsidy income, page 11

9. Disclose the duration of your agreements with the Hong Kong government and the steps involved in applying and receiving the referenced funding. How long is the company required to pay the 5% royalty fee on the gross revenue earned from any activities in connection with the project?

Results of Operations

10. Tell us why you deleted the disclosure that served as the basis for our prior comment 24 or replace the disclosure and revise your disclosure in accordance with our prior comment.

Liquidity and Capital Resources, page 13

11. We note from your discussion of Liquidity and Capital Resources that $117,949 of shareholder loans were included in 2003 operating activities. Explain why shareholder loans are included in operating activities as opposed to financing activities and how this presentation complies with SFAS 95. Revise your discussion and Consolidated Statements of Cash Flows in your annual and interim financial statements, as needed.

12. In your discussion of cash flows for the nine months ended September 30, 2005 you disclose that $182,051 was used to repay shareholders' loans. Tell us whether you used cash to repay these shareholders' loans or whether the shareholders' forgave the loans as disclosed in Note 5 to your interim financial statements. Revise your discussion, as necessary, to properly disclose the nature of this transaction and the impact on your liquidity and capital resources.

13. Revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.

14. We reissue our prior comment 28. Revise your discussion to focus on the primary drivers of and other material factors necessary to understanding your company's cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

15. Expand the disclosure relating to the uses of the proceeds gained from the private placement of the company's securities which, we note, netted the company approximately $535,000. Disclosure that the funds are being used for working capital, legal, accounting, and corporate consulting services fails to provide investors with a meaningful explanation of the business activities that are being funded with those offering proceeds.

Business, page 14

    16. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, and your products/services. Your current description of your business comprises a largely promotional discussion of how you believe your products and services will provide innovative solutions utilizing biometrics technologies. Your disclosure, however, is vague and does little to provide a potential investor with a clear sense of the commercial feasibility of your products and services and the ability of your company to survive in the short and long terms. Your disclosure in this section should be substantially revised to describe clearly your company's business and its products and services in the manner required by Item 101 of Regulation S-K. Describe more specifically each activity that is essential to the functioning and distribution of each of your products. Discuss the extent to which you have made arrangements with third parties and describe the significant terms of all material arrangements with the third parties you intend to rely upon.

Business Development, page 14

    17. What is the basis for your belief that you are a leading provider of Automatic Face Recognition Systems and other biometric and security solutions to governments, law enforcement agencies, gaming companies, and other organizations if China and other parts of the world. Refer to disclosure on page 14.

    18. Expand the disclosure relating to your distribution networks in China, Australia, and Japan.

Ti-Face SDK 3.0 for Windows, page 16

    19. Please provide examples of the custom applications that independent developers can build using Ti-Face SDK.

    20. Please provide the status of the lip-movement identifier technology. If this disclosure is currently speculative and you have no present research and development underway regarding this aspect of your operations, please remove the disclosure.

Products, page 16

    21. We reissue our prior comment 32 as it pertains to the following disclosure: "[b]oth of them have won both local and international prizes . . . ." Also, explain the significance of the selection by the HKSAR Government as one of the suppliers of PC/LAN Bulk Tender in Category C.

22. We note the tabular presentation on page 16. Please add more specific disclosure to the information in the "Status" column. Add similar appropriate disclosure to the table on page 20.

23. On page 17, define the acronyms "SOHO" and "SME". To make your document readily understandable, refrain from using specialized vocabulary of this type and instead use brief descriptive phrases to refer to those concepts.

24. Your disclosure regarding "clever" software on page 17 is not readily understandable or supported. Revise to replace statements of this nature with meaningful explanations that you can factually support.

25. Expand the disclosure related to your statement on page 20 that a pilot project for the ProFacer iDVR "has been launched in GuangXi Peoples' Bank of China and generated revenues."

Distribution and Markets, page 21

26. Please file the distribution agreements with the entities identified in the first paragraph of this subsection and disclose here the material terms of the agreements. Refer to our prior comment 79.

27. Please provide more specific disclosure with respect to the following statement on page 22: "[w]e project that our customer list will continue to grow and span through a variety of industries based on our history to date." Currently, your disclosure is too general.

28. We reissue our prior comment 37 because your revised disclosure does not appear to explain comprehensively your distributor business. Describe the types of software you distribute and revise to better explain your relationships with large vendors such as Microsoft and Novell. Do you buy software from these vendors to distribute in Hong Kong or do you distribute software to these vendors?

Management, page 25

Officers, Directors, and Key Employees, page 25

29. We note discussion on your website of the roles and responsibilities of Messrs. Wong and Lo. Explain why these individuals should not be identified as significant employees for which appropriate Item 401 disclosure would be required. Also, explain whether these persons are "executive officers" within the meaning of Rule 405.

30. With respect to Mr. Ma's experience, please disclose the business nature of Ebiz Incubation Co., Ltd. and Ball Asia Pacific Ltd.

31. Please expand the disclosure related to Prof. Stan Li's role as a Researcher at Microsoft Research Asia.

Conflicts of Interest, page 26

32. We note your revisions in response to our prior comment 41 yet we still believe that potential conflicts of interest may arise as a result of management's several business affiliations. Please add disclosure addressing the mechanisms management has in place to minimize all potential conflicts. Additionally, we reissue the latter portion of our prior comment 41 because we cannot locate your revisions to the risk factors section where we asked for disclosure addressing the risks associated with management's ability to engage in competing businesses as well as the risks attendant to the lack of rights of first refusal pertaining to potential business opportunities. Revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 29

33. Given the disclosure contained in footnotes (3) and (4) to the beneficial ownership table contained in the initial Form S-1, we do not follow the current disclosure regarding the beneficial ownership of the 37,835,000 shares identified in the table. Please clarify for us the ownership relationships between the shares identified and the following entities and/or persons: Golden Mass Technologies, Ltd.; Golden Emperor Investments Ltd.; Goldford Business Inc.; Christine La; Johnny Ng; Humphrey Cheung; Billy Tang; Eric Wong; Hong Tai Holdings Co. Ltd., Patrick Lo. Identify the natural persons who exercise sole or shared voting and investment power over those shares and present the information so that the beneficial ownership is expressed in a concise and understandable manner.

Certain Relationships and Related Transactions, page 30

34. We reissue our prior comment 45. Revise to describe the nature of the goods sold to Ericorps Creation.

35. We reissue our prior comment 46. Revise to quantify the amount of annual company secretary fees that Titanium Group pays for on behalf of Golden Mass Technologies. Also, explain the reasons why the company is paying these fees.

36. Please quantify the amount of funds that are paid to Humphrey Cheung for the purposes of subsidizing your subsidiary in the PRC.

37. The tables on page 30 do not identify the parties to the transactions and therefore provide little context to the related party transactions disclosure. Revise to identify the related parties and the transactions giving rise to the amounts disclosed in the tables. We also reissue a portion of our prior comment 47. Revise to explain more clearly the current status of the transactions.

Selling Shareholders, page 38

38. Please disclose any familial relationships between the selling shareholders.

Plan of Distribution, page 41

39. We note your disclosure that the costs associated with registration are $25,000. In Part II, you disclose that expenses associated with issuance and distribution are $105,000. Please reconcile.

Unaudited Interim Consolidated Financial Statements – Nine Months Ended September 30, 2005 and 2004

Consolidated Statements of Cash Flows, page F-3

40. We note you presented repayment of shareholders' loan as a financing activity. Considering your disclosure in Note 5 that the shareholders forgave their loans, the activity relating to shareholder loans would appear to be a non-cash transaction. If it is a non-cash transaction, revise your Consolidated Statement of Cash Flows to disclose this information supplementally as opposed to cash used in financing activities. Further tell us where you have reported the amount that offsets Repayment of shareholders' loan within your cash flow statement. We refer you to paragraph 32 of SFAS 95.

Prior Comment no. 56 - Note 3. Amount Due from Related Parties, page F-4

41. Your response to prior comment no. 56 indicates that $1,043,714 was not eliminated in consolidation as it represents "cash advanced to directors" and "cash advanced to a shareholder." Based on disclosures in the filing, it appears the majority of this amount relates to "cash advanced to directors." In addition, based on your disclosure on page FF-16, it does not appear that the majority of monies advanced to your directors have been repaid. Considering your response to prior comment number 55, that the advance to a director is performed so that the director may physically deliver the funds to save time, clarify why these amounts would be outstanding for a significant period of time.

Financial Statements – Years Ended December 31, 2004, 2003 and 2002

Prior Comment no 57 - REPORT OF INDEPNDENT REGISTERED PUBLIC ACCOUNTING FIRM, page FF-1

42. We understand from your response that Zhong Yi has begun the credentialing process with the Office of the Chief Accountant. Please advise us when Zhong Yi has completed this process. As noted in our prior comment no. 57, we may be unable to complete our review and accept the report of Zhong Yi until the firm has completed the credentialing process.

Prior Comment no 59 - Consolidated Statements of Income, page F-2 and FF-4

43. We note your response to our prior comment no. 59 and revisions to the company's Consolidated Statement of Income to present project revenues and maintenance revenues separately. If project revenues include both products and services, explain why they have not been presented separately pursuant to Rule 5-03 of Regulation S-X. Also, tell us the products and services included in project revenues.

Prior Comment no. 62 - Note 2. Summary of Significant Accounting Policies, page FF-10

44. We note your response to our prior comment no. 62. Revise your notes to disclose all enterprise-wide information pursuant to paragraphs 36 through 39 of SFAS 131, such as major customers. In this regard we note disclosure on page 22 of your filing that Beacon Base Software Ltd. And Information Security One accounted for 13.32% and 21.02% of revenues, respectively, in fiscal 2004. Revise to disclose this in your financial statement notes pursuant to paragraph 39 of SFAS 131. Also if you have any concentrations, such as receivables due from one customer, disclose this information within your financial statement notes pursuant to SO P 94-6.

Prior Comment no. 66 - Revenue Recognition, page FF-11

45. Your response does not address your accounting for multiple-element arrangements. Tell us and revise the filing to disclose the elements included in multiple-element arrangements and how you allocate the arrangement fee to each element. Explain how you determine VSOE for each element (software, new product introductions, maintenance, hardware, services, training, etc.) and whether the residual method is applied. Refer to SOP 97-2, SOP 98-9, EITF 00-21 and EITF 03-5. We may have further comments based on your response.

46. We note from your response that customers are requested to settle the outstanding amount within the credit terms as granted in the contract. Tell us your normal

payment terms and how extending payment beyond those terms impacts your revenue recognition for software and other products.

47. Based on disclosures in the filing, it appears that the company also engages in the "development of products utilizing licensing technology" and "project consulting" (your page 15), and "security services" and "system development" (your page 21), in addition to the licensing of technology. Your response to our prior comment no. 66 does not address your accounting for these arrangements. Tell us and revise the filing to clarify the nature of the services performed under these arrangements. If your only services relate to insignificant software modification associated with licensed technology, ensure that the filing is revised to clarify this. If the company does engage in the "development of products utilizing licensing technology" and "project consulting" apart from an insignificant modification of the licensed technology, tell us and revise the filing to clarify the company's accounting for these arrangements. Cite the accounting literature that supports your accounting.

Prior Comment no. 68 - Revenue Recognition, page FF-11

48. We note from your response to our prior comment no. 68, that revenue is recognized for sales to distributors at the time when products are delivered. Tell us whether you grant PCS to resellers, and if so, how you allocate the arrangement fee to PCS and other elements. We refer you to paragraph 62 of SOP 97-2.

49. Revise the filing to include a summarized discussion of the company's revenue recognition policy for licensed software sales and sales to distributors as provided to the Staff in response to prior comments number 66 and 68.

Prior Comment no. 69 - Research and Development Costs, page FF-11

50. We note that the company recorded $0 in research and development expense during the fiscal year ended December 31, 2004 and for the 9 month period ending September 30, 2005. Based on your response to our prior comment number 69, the company developed four additional modules for ProAccess and ProFacer during 2004 and 2005. Clarify for us, why it is reasonable that no amounts have been recorded to research and development expense relating to these modules.

Prior Comment no. 70 - Research and Development Costs, page FF-11

51. We note you revised the Consolidated Statements of Income to reclassify amortization from operating expenses to cost of sales. It appears that that your gross margins and gross profit percentage decreased significantly for each year

presented as a result of the reclassifications. Considering this, tell us why you have not identified your financial statements as restated, disclosed the impact of the restatement in the related notes and why the auditor's opinion does not refer to the restatement. In your response, tell us how you assessed the materiality of the restatement to your financial statements   We refer you to APB 20, AU 561.06 and SAB Topic 1M.

Prior Comment no. 71 - Grant and Subsidy Income, page FF-11

52. We note from your response to our prior comment number 71, that government grants are considered other income as opposed to an offset to research and development expense as "in rare circumstances, the company would have to pay the government in full if the company could not reach an agreement with the government regarding the progress of the contract."   Your response does not appear to support the company's accounting. Explain the significant nature and terms of grants received from the government and why, as noted in your response, they are not the same nature as research and development costs. Further tell us how you considered paragraphs 72 and 73 of SOP 97-2 in accounting for government grants. Also provide the authoritative literature that supports the company's accounting for government grants received.

Prior Comment no. 73 - Note 6 – Long Term Borrowings, page FF-16

53. We note from your response to our prior comment no. 73 that the shareholder has verbally committed not to call their loan for two years. Tell us whether the shareholder has the right to call or demand payment of their loan within twelve months from the balance sheet date. If they do not have the right to call or demand payment of the loan, explain how you made this determination considering it appears no written agreement exists. In addition tell us how you considered SFAS 78 in determining the long-term classification for shareholder loans.

Prior Comment no. 75 - Note 7. Common Stock, page FF17

54. We note that you believe EITF 00-19 does not apply to your outstanding warrants. The consensuses in EITF 00-19 are to be applied to all freestanding derivative financial instruments (i.e., warrants) that are indexed to, and potentially settled in, a company's own stock.   As previously requested, explain to us how you have considered EITF 00-19 in determining that the warrants issued in connection with the private placement subsequent to the balance sheet date should be classified as equity. Tell us how your classification complies with paragraph 8 of EITF 00-19.

Prior Comment no. 77 - Note 8. Income Taxes, page FF-17

55. We note your response to our prior comment no. 77 and your computation of deferred taxes relating to property and equipment. Provide us your analysis supporting the company's determination that unrecorded deferred tax assets, liabilities and expense are not material to your financial statements, specifically your Consolidated Balance Sheets and Consolidated Statements of Operations for all annual and interim periods presented. We refer you to SAB 99.

56. Tell us what comprises the book/tax differences in your effective tax rate reconciliation disclosed in Note 8 to the annual financial statements. In this regard explain why there are book/tax differences considering your disclosure that no deferred taxes are recorded.

Note 10. Related Party Transactions, page FF-19

57. We note that sales to Ericorps Creation (HK) Limited were HK$500,000, HK$825,820 and HK$266,791 for fiscal 2002, 2003 and 2004, respectively. Tell us whether there were any trade receivables due from Ericorps at December 31, 2002, 2003 and 2004. In addition tell us how you considered you considered disclosing related party transactions and balances on the face of your balance sheet, income statement, or statement of cash flows pursuant to Rule 4.08 (k) of Regulation S-X. Considering the significance of these transactions tell us how you considered discussing these transactions in MD&A as it relates to their impact on results of operations and liquidity.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Fay M. Matsukage (by facsimile)
       303-777-3823